UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                         SCHEDULE 13G/A

            Under the Securities Exchange Act of 1934

                       (Amendment No. 7)*

                     German American Bancorp
                        (Name of Issuer)


                 Common Stock, $10.00 Par Value
                  Title of Class of Securities

                           361334 10 5
                         (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






















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                         SCHEDULE 13G/A

CUSIP No. 361334 10 5

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Robert L. Ruckriegel, SS####-##-####
      14 Keystone Court
      Jasper, IN  47546

2     Check the Appropriate Box if a Member of a Group  (a) [X]
                                                        (b) [ ]

3     SEC Use Only

4     Citizenship or Place of Organization

      United States


NUMBER OF   5    Sole Voting Power
SHARES
BENEFICIALLY     73,990
OWNED BY
EACH        6    Shared Voting Power
REPORTING
PERSON WITH      845

            7    Sole Dispositive Power

                 73,990

           8     Shared Dispositive Power

                 845

9     Aggregate Amount Beneficially Owned by Each Reporting Person

      74,835

10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares

      Not Applicable

11    Percent of Class Represented by Amount in Row (9)

      2.9%

12    Type of Reporting Person

      IN
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                          SCHEDULE 13G

CUSIP No. 361334 10 5

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lovella Ruckriegel, SS####-##-####
      14 Keystone Court
      Jasper, IN  47546

2     Check the Appropriate Box if a Member of a Group  (a) [X]
                                                        (b) [ ]

3     SEC Use Only

4     Citizenship or Place of Organization

      United States


NUMBER OF   5    Sole Voting Power
SHARES
BENEFICIALLY     34,016
OWNED BY
EACH        6    Shared Voting Power
REPORTING
PERSON WITH      845

            7    Sole Dispositive Power

                 34,016

           8     Shared Dispositive Power

                 845

9     Aggregate Amount Beneficially Owned by Each Reporting Person

      34,861

10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares

      Not Applicable

11    Percent of Class Represented by Amount in Row (9)

      1.4%

12    Type of Reporting Person

      IN
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Item 1 (a) Name of Issuer:

           German American Bancorp

Item 1 (b) Address of Issuer's Principal Executive Offices:

           711 Main Street
           Jasper, IN  47546

Item 2 (a) Name of Person Filing:

           Robert L. Ruckriegel
           Lovella Ruckriegel

Item 2 (b) Address of Principal Business Office, or if none,
           Residence:

           14 Keystone Court
           Jasper, IN  47546

Item 2 (c) Citizenship:

           United States

Item 2 (d) Title of Class of Securities:

           Common Stock, $10.00 Par Value

Item 2 (e) CUSIP Number:

           361334 10 5

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

           Not Applicable

Item 4     Ownership:

           Not Applicable (see response to Item 5)

Item 5     Ownership of Five Percent or less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


           On March 4, 1997, the Issuer completed its acquisition by merger (the "Merger") of Peoples Bancorp of Washington, an Indiana corporation ("Peoples"). In connection with the Merger, the Issuer issued approximately 615,417 Common Shares to the former shareholders of Peoples, and as a result of this issuance, the aggregate beneficial ownership of the Reporting Persons ceased to represent more than five percent of the Issuer's Common Shares.
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Item 6     Ownership of More than Five Percent on behalf of
           Another Person:

           Not Applicable.

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the
           Group:

           Robert L. Ruckriegel and Lovella Ruckriegel are husband and wife and as such they may be deemed to constitute a group.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           Not Applicable.

                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1997                  /s/ Robert L. Ruckriegel
                                        ________________________
                                        Robert L. Ruckriegel

                                        /s/ Lovella Ruckriegel
                                        ________________________
                                        Lovella Ruckriegel